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SECURITI [barcode] IISSION

10026094

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SEC FILE NUMBER
8- 40729

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Priscilla Lane
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Bruce G. Kinloch (203) 662-0180
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 2 [illegible]
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road (Address) Farmington (City) CT (State) 06034 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

• *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

MARIA I ACEVEDO
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires May 31, 2010

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 23, 2010

FAIRVIEW SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

Assets		
Current assets:		
Cash	$	49,212
Commissions receivable		104,645
Loan receivable		500
Prepaid expenses		17,273
Total current assets	$	171,630

Liability and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	4,131
Accrued commissions		78,637
Total current liabilities		82,768
Stockholder's equity:		
Capital stock - no par value; authorized 20,000 shares; 7,250 shares issued and outstanding		145,000
Additional paid-in capital		227,077
Deficit		(283,215)
Total stockholder's equity		88,862
Total liabilities and stockholder's equity	$	171,630

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Income (Loss)
For The Year Ended December 31, 2009

Revenues:	
Commissions	$ 944,558
Expenses:	
Administrative service fee	872,577
Licenses and registration	2,706
Professional fees	66,807
Other expenses	9,643
Total expenses	951,733
Net loss	$ (7,175)

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Deficit	Total
Balance, beginning	$ 145,000	$ 158,277	$ (276,040)	$ 27,237
Additional contributed capital	-	68,800	-	68,800
Net loss	-	-	(7,175)	(7,175)
Balance, ending	$ 145,000	$ 227,077	$ (283,215)	$ 88,862

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Cash Flows
For The Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(7,175)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in:		
Commissions receivable		(104,645)
Prepaid expenses		(738)
(Decrease) in:		
Accounts payable		1,914
Accrued commissions		78,637
Net cash used in operating activities		(32,007)
Cash flows provided by financing activities:		
Additional contributed capital		68,800
Net increase in cash		36,793
Cash, beginning of year		12,419
Cash, end of year	$	49,212

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Notes To The Financial Statements
For The Year Ended December 31, 2009

Note 1 - Summary of Significant Accounting Policies:

Organization

Fairview Securities, Inc. (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company's business activities include raising capital from institutional investors for investment funds or advisors. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is registered to do business in the following states: Alabama, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

During 2009, two contracts accounted for approximately 83% of the Company's commission income.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Commissions Receivable

Accounts receivable consists of commissions due to the Company from contractual obligations with unregistered limited partnerships and investment funds. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs and collections and current credit conditions. Management has assessed that an allowance is not necessary at December 31, 2009.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Subsequent Events

Management has reviewed subsequent events through February 23, 2010, the date at which the statements were approved and available for issuance.

FAIRVIEW SECURITIES, INC.
Notes To The Financial Statements
For The Year Ended December 31, 2009

Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2009, the Company had net capital of $45,081, which was $40,081in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party Transactions:

The sole stockholder of the Company owns 100% of Fairview Partners, LLC. The Company executed an expense sharing agreement with Fairview Partners, LLC, whereby the Company will pay 5% of certain expenses (salary, telephone, rent, computer services, depreciation, and postage). The total expenses paid to Fairview Partners under the agreement were $5,004 for the year ended December 31, 2009. The Company also paid out $12,800 in administrative service fees to Fairview Partners, LLC. As of December 31, 2009, there were no amounts payable to Fairview Partners, LLC.

Note 4 - Income Taxes:

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation; therefore, there is no provision for Federal corporate income taxes as the income is taxed to the stockholder. "S" Corporations are no longer taxable in the State of Connecticut; therefore, there is no provision for income taxes.

The Company accounts for uncertainty in income taxes in accordance with the Income Tax Topic of the FASB Accounting Standards Codification (FASB ASC). The Company files Federal and Connecticut income tax returns, which represent the major tax jurisdictions of the Company. The statutes of limitations for Federal and State tax years 2006 through 2009 remain open for audit under the various statutes of limitations.

FAIRVIEW SECURITIES, INC.
Computation of Net Capital
For The Year Ended December 31, 2009

Total ownership equity from statement of financial condition	$	88,862
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		43,781
Net capital	$	45,081

FAIRVIEW SECURITIES, INC.
Notes to Computation of Net Capital
For The Year Ended December 31, 2009

1 **Nonallowable assets:**

Nonallowable assets as reported in Part II A of Form X-17a-5		
as of December 31, 2009, as originally filed		
Receivables from non-customers	$	500
Audit adjustment to properly reflect commissions		
receivable and prepaid expenses		
Nonallowable commissions receivable		26,008
Prepaid expenses		17,273
Nonallowable assets from the statement of financial condition and as reported Part II A of Form X-17a-5 as of December 31, 2009, in amended filing	$	43,781

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2009, as originally filed	$	13,212
Audit adjustments		31,869
Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2009, in amended filing	$	45,081

All audit adjustments were made to the amended FOCUS filing.

FAIRVIEW SECURITIES, INC.
Computations of Basic Net Capital Requirements
and Aggregate Indebtedness
For The Year Ended December 31, 2009

Minimum net capital required (6 2/3% of $82,768)	$	5,518
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	40,081
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	36,804
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	82,768
Ratio of aggregate indebtedness to net capital		1.8360

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Fairview Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KOSTIN, RUFFKESS & COMPANY, LLC

Fairview Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Fairview Securities, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

- There were several balance sheet and statement of income (loss) accounts that required significant adjustments as a result of our audit procedures that were applied.

- The Company does not maintain a sufficient complement of personnel with appropriate skills, training and company specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with financial reporting requirements.

These material weaknesses were also communicated in writing to management and those charged with governance on February 23, 2010.

KOSTIN, RUFFKESS & COMPANY, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 23, 2010

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To the Stockholder
Fairview Securities, Inc.
8 Priscilla Lane
Darien, CT 06820

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Fairview Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Fairview Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fairview Securities, Inc.'s management is responsible for Fairview Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, check register and copy of issued checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 23, 2010

FAIRVIEW SECURITIES, INC.

Report on Agreed-Upon Procedures

December 31, 2009

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

FAIRVIEW SECURITIES, INC.

Financial Statements and
Supplementary Information

December 31, 2009

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

FAIRVIEW SECURITIES, INC.
Financial Statements and Supplementary Information
December 31, 2009

CONTENTS